Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares other than CNA Financial (as defined below) and its subsidiaries. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by J.P. Morgan Securities LLC (the “Dealer Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
CNA SURETY CORPORATION
at
$26.55 Net Per Share
by
SURETY ACQUISITION CORPORATION
an Indirect Wholly-Owned Subsidiary of
CNA FINANCIAL CORPORATION

Surety Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CNA Financial Corporation (“CNA Financial”), is offering to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation (“CNA Surety”), other than Shares currently owned by CNA Financial or its subsidiaries (other than CNA Surety and its subsidiaries), at a price of $26.55 per Share (the “Offer Price”), net to the seller in cash, without interest but subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

Tendering stockholders who have Shares registered in their names and who tender directly to Wells Fargo Bank, N.A. (the “Depositary”) will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. CNA Financial and Purchaser will pay all charges and expenses of the Dealer Manager, the Depositary and Innisfree M&A Incorporated, which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer. Upon completion of the Offer, CNA Financial intends to effect the Merger (as defined below) of Purchaser and CNA Surety as promptly as practicable in accordance with the terms of the Merger Agreement (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON JUNE 8, 2011, UNLESS THE OFFER IS EXTENDED

The Offer is conditioned upon, among other things, the non-waivable “Majority-of-Minority Condition” being satisfied, meaning there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares, excluding Shares owned by CNA Financial or any of its subsidiaries, Loews Corporation, a Delaware corporation and the owner of approximately 90% of the outstanding shares of common stock of CNA Financial, and the directors and executive officers of Purchaser, CNA Financial, Loews Corporation and CNA Surety. The Offer is also subject to a number of other conditions described in the Offer to Purchase. The Offer is not subject to a financing condition. See “The Offer — Section 11. Conditions to the Offer” of the Offer to Purchase.

The purpose of the Offer is to acquire for cash as many outstanding Shares not owned by CNA Financial as possible as a first step in acquiring all of the shares of common stock of CNA Surety. On April 20, 2011, CNA Financial, Purchaser and CNA Surety entered into an agreement (the “Merger Agreement”) pursuant to which, if the Offer is completed, CNA Financial will, as promptly as practicable, cause a second-step merger of Purchaser and CNA Surety (the “Merger”) in which all remaining stockholders of CNA Surety (other than CNA Financial and its subsidiaries and other than stockholders properly exercising their appraisal rights) would, without the need for further action by any public stockholder, receive the same price per share as was paid in the Offer, without interest and less any applicable withholding of taxes. If following the consummation of the Offer, including any subsequent offering period, or upon the exercise of the top up option described below, CNA Financial and its subsidiaries own 90% or more of the outstanding Shares, CNA Financial will consummate the Merger as a short-form merger in accordance with the terms of the Merger Agreement without a vote of, or prior notice to, CNA Surety’s stockholders or board of directors. If CNA Financial and its subsidiaries do not own 90% or more of the outstanding Shares following consummation of the Offer, subsidiaries of CNA Financial, as CNA Surety’s majority stockholders, intend to approve the Merger, in accordance with the Merger Agreement, by written consent without the affirmative vote of any other CNA Surety stockholder.

Under the Merger Agreement, CNA Surety has also granted Purchaser an option to purchase a number of newly-issued fully paid and nonassessable Shares equal to a number of Shares that, when added to the number of Shares owned by Purchaser and CNA Financial and its other subsidiaries (but, in the case of other subsidiaries, only to the extent such Shares may be lawfully transferred to Purchaser), constitutes no less than one Share more than 90% of the Shares on a fully-diluted basis, or, at the option of Purchaser, such lesser number of shares as Purchaser may request, at a price per share equal to the Offer Price. However, in no event will the top-up option be exercisable for a number of Shares (A) that would result in Purchaser owning less than 90% of the Shares outstanding following the exercise of the top-up option or (B) in excess of CNA Surety’s then authorized and unissued Shares (treating shares owned by CNA Surety as treasury stock as unissued) and not reserved or otherwise committed for issuance at the time of exercise of the top-up option.

A special committee comprised solely of independent and disinterested directors of CNA Surety has unanimously determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of CNA Surety and the holders of Shares (other than CNA Financial and its subsidiaries) and recommends that CNA Surety’s stockholders tender their Shares in the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when Purchaser gives written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price be paid by Purchaser because of any delay in making any payment.

Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book entry transfer, an Agent’s Message (as defined in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase); and (iii) any other documents required by the Letter of Transmittal.

Pursuant to terms of the Merger Agreement, Purchaser may and, in certain circumstances upon the request of CNA Surety will, extend the Offer for one or more consecutive increments of not more than ten business days each (or such longer period as the parties to the Merger Agreement agree in writing). If the Offer is extended, Purchaser will inform the Depositary of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was originally scheduled to expire. The term “Expiration Date” means 12:00 Midnight, New York City time, on June 8, 2011, unless and until Purchaser has extended the period of time during which the Offer is open, in which event the term Expiration Date will mean the latest time and date at which the Offer, as so extended by Purchaser, expires. During any such extension of the Offer, all Shares previously tendered will remain subject to the terms of the Offer, including the right of a tendering stockholder to withdraw the stockholder’s previously tendered Shares. See “The Offer — Section 4. Withdrawal Rights”.

Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 9, 2011. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer as discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offer, including for the satisfaction of the Majority-of-Minority Condition. However, withdrawn Shares may be retendered by following the procedures described in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” any time before the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

After the expiration of the Offer, if all the conditions to the Offer have been satisfied or waived (to the extent waivable), pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and subject to certain other conditions, Purchaser expressly reserves the right at any time or from time to time, to provide a subsequent offering period (a “Subsequent Offering Period”) by giving oral or written notice of the Subsequent Offering Period to the Depositary and issuing a press release announcing the extension in accordance with applicable Securities and Exchange Commission rules. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to further extend the Subsequent Offering Period by giving oral or written notice of such extension to the Depositary. No withdrawal rights apply during any Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

If you are a U.S. Holder (as defined in “The Offer — Section 5. Certain United States Federal Income Tax Consequences” of the Offer to Purchase), the sale or exchange of your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. If you are a Non-U.S. Holder (as defined in “The Offer — Section 5. Certain United States Federal Income Tax Consequences” of the Offer to Purchase), any gain realized upon the sale of your Shares pursuant to the Offer or the Merger generally will not be subject to United States federal income tax. Holders of Shares should consult their tax advisors about the tax consequences of participating in the Offer in light of their particular circumstances.

The information required to be disclosed by paragraph (d)(l) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

CNA Financial has requested and received from CNA Surety a copy of CNA Surety’s stockholder list and security position listings for the purpose of disseminating the Offer to stockholders and will mail the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent and copies will be furnished promptly at the Purchaser’s expense. A stockholder may also contact such stockholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders May Call Toll-Free: (877) 717-3930
Banks & Brokers May Call Collect: (212) 750-5833

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC
383 Madison Avenue, 5th Floor
New York, NY 10179
(877) 371-5947 (toll-free)

May 11, 2011

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